Exhibit 99.1

WeRide Reports Record Full Year 2025 Revenue of RMB684.6 Million, Up 90% Year over Year

WeRide Inc. Announces Fourth Quarter and Full Year 2025 Unaudited Financial Results

NEW YORK, March 23, 2026 (GLOBE NEWSWIRE) – WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD; HKEX: 0800), a global leader in autonomous driving technology, today announced its unaudited financial results for the fourth quarter and full year 2025 ended December 31, 2025.

Fourth Quarter 2025 Financial Highlights

•	Total revenue was RMB314.0 million (US$44.9 million), representing an increase of 123.0% year over year.

•	Product revenue was RMB211.4 million (US$30.2 million), representing an increase of 308.9% year over year, primarily attributable to increased revenue from robotaxi and robobus sales.

•	Service revenue was RMB102.6 million (US$14.7 million), representing an increase of 15.2% year over year.

•	Robotaxi revenue was RMB50.6 million (US$7.2 million), including product revenue and service revenue, representing an increase of 66.4% year over year.

•	Gross profit was RMB89.5 million (US$12.8 million), representing an increase of 74.1% year over year, with a gross profit margin of 28.5%.

•	R&D expenses were RMB411.2 million (US$58.8 million), representing an increase of 28.5% year over year.

•	Operating loss was RMB577.2 million (US$82.5 million), representing a narrowing of 1.7% year over year.

•	Net loss was RMB556.1 million (US$79.5 million), representing a narrowing of 6.1% year over year.

•	As of December 31, 2025, WeRide held an aggregated balance of RMB7.1 billion (US$1.0 billion) in cash, cash equivalents, time deposits, restricted cash, and investments in wealth management products, which were included in financial assets at fair value through profit or loss (“FVTPL”).

Full Year 2025 Financial Highlights

•	Total revenue was RMB684.6 million (US$97.9 million), representing an increase of 89.6% year over year.

•	Product revenue was RMB359.8 million (US$51.5 million), representing an increase of 310.3% year over year, primarily attributable to the broad rollout and scaling of robotaxi, robobus, and robosweeper products.

•	Service revenue was RMB324.7 million (US$46.4 million), representing an increase of 18.8% year over year.

•	Robotaxi revenue was RMB148.0 million (US$21.2 million), including product revenue and service revenue, representing an increase of 209.6% year over year.

•	Gross profit was RMB206.8 million (US$29.6 million), representing an increase of 86.8% year over year.

•	Gross profit margin was 30.2%, relatively stable compared with 30.7% in 2024.

•	R&D expenses were RMB1.4 billion (US$196.2 million), compared with RMB1.1 billion in 2024.

•	Operating loss was RMB1.8 billion (US$264.1 million), representing a narrowing of 15.5% year over year.

•	Net loss was RMB1.7 billion (US$236.6 million), representing a narrowing of 34.2% year over year.

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Robotaxi Business Update

Robotaxi remained a key driver of our operational growth during the reporting period, powered by continued commercialization in China and ongoing international deployment. During the period, we have advanced toward a more data-driven autonomy stack by incorporating end-to-end learning, leveraging large-scale data training and world model simulation, as well as improving algorithm generalization. As of the date of this announcement, our global robotaxi fleet size has reached the new height of 1,125 vehicles.

China Operations

•	Total cost of ownership (TCO) reduced by 38%. This improvement was primarily driven by improved operating efficiency and lower vehicle bill of materials (BOM) costs. The upgrade of our remote assistance system, driven by technological advancements and GENESIS's enhanced capability to resolve edge cases, improved the remote assistance human-to-vehicle ratio from 1:10 in 2024 to 1:40. This materially reduced labor cost per vehicle and supports scalable unit economics. Additionally, BOM costs dropped by 15% with the newly upgraded robotaxi GXR, powered by our cost-effective compute platform HPC 3.0.

•	Better fleet utilization and broader network expansion. Fleet utilization continued to improve, supported by an expanding operating area and broader service coverage. Our commercial and testing fleet in China has surpassed 800 robotaxis, increasing operational density and reducing passenger waiting times, with the latest “free pickup and drop off point” feature across the operating area. Over the past six months, average daily orders per vehicle reached 15, rising to 26 during peak periods, reflecting stronger demand and improved utilization. Our rollout in mega-metropolitan areas such as Beijing and Guangzhou has expanded coverage to over 1,000 square kilometers, including key transportation hubs like airports and major railway stations, with further penetration into high-demand districts such as Tianhe, a CBD area in Guangzhou.

•	Customer reach broadened via major mobility platforms. In addition to the WeRide Go app and the "WeRide Go" Wechat Mini Program, WeRide's robotaxi service has been integrated into major mobility platforms like the "Tencent Mobility Service" Wechat Mini Program and Amap, and will be soon available on Tencent Maps, making our robotaxis more accessible across China. During the fourth quarter of 2025, registered users of WeRide robotaxi service saw a year-over-year growth of more than 900%, indicating that our operating performance increasingly resonates with users.

International Operations

•	Expansion focuses on markets with supportive regulatory environments and favorable unit economics. We are leading the global expansion of robotaxis in key international markets, focusing on regions with supportive regulations and strong unit economics. Currently, our deployments span the Middle East, Europe, and developed Asia-Pacific, with a fleet of over 250 robotaxis outside China and the U.S. This represents the largest robotaxi fleet operated in these regions.

•	First driverless robotaxi permit in Europe. In November 2025, WeRide received the first-ever driverless robotaxi permit for passenger service in Europe from Switzerland's Federal Roads Office (FEDRO), authorizing autonomous operations in the Greater Zurich across a 110-kilometer operating area. This milestone establishes WeRide's first-mover advantage in the European market and positions the Company to leverage Europe's regulatory framework to support expansion into additional European markets.

•	Landmark driverless robotaxi permit and commercial launch in Abu Dhabi. In October 2025, WeRide secured the world's first city-level fully driverless robotaxi commercial permit outside the U.S., removing the requirement for an in-vehicle safety officer and enabling unit economics breakeven of the Abu Dhabi fleet. In November 2025, WeRide and Uber launched fully driverless robotaxi commercial operations in Abu Dhabi and expanded to cover 70% of the city's core area over time. Passengers can book under Uber Comfort, UberX, or the new "Autonomous" category, Uber's first dedicated autonomous ride option globally.

•	Autonomous Vehicle (AV) launch with Grab in Singapore. In November 2025, WeRide and Grab commenced autonomous vehicle testing in Singapore. WeRide's robotaxi and robobus are expected to begin carrying public passengers by April 2026, making Punggol Singapore's first residential neighborhood with an autonomous shuttle service.

•	Robotaxi launch in Dubai and expansion across the Middle East. In December 2025, WeRide, in partnership with Uber and Dubai’s Roads and Transport Authority (RTA), launched public robotaxi passenger rides in Dubai, allowing riders to book a WeRide Robotaxi through the ‘Autonomous’ option on the Uber app. In October 2025, WeRide and Uber also began offering the first public robotaxi rides in Riyadh, and WeRide launched robotaxi GXR and robobus pilot operations in Ras Al Khaimah, expanding into a third UAE emirate.

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•	Global footprint expanded to a 12th country. In March 2026, WeRide announced its entry into Slovakia through a strategic partnership with ELEVATE Slovakia to deploy autonomous vehicles including robotaxi, robobus, robovan, and robosweeper, launching the country’s first AV program. This national-level rollout represents Europe's first large-scale, multi-product autonomous driving commercial deployment. The move marks WeRide's fourth European market after France, Belgium, and Switzerland, bringing its global footprint to over 40 cities across 12 countries.

•	Scalable and capital-efficient growth model. We adopt an asset-light approach that keeps vehicles off balance sheet by leveraging partners and leasing firms. This enables faster city launches and avoids cold-start issues through hybrid fleets, while strengthening pricing power, improving economics, and enhancing regulatory appeal.

•	Global deployment continues to advance toward our medium- and long-term targets. We have expanded services in Abu Dhabi, Dubai, and Riyadh, while advancing operations in Switzerland and Singapore. Based on our current expansion pipeline, our global robotaxi fleet is projected to reach 2,600 vehicles by the end of 2026, subject to market and regulatory conditions. These developments lay the foundation for our long-term plan to deploy tens of thousands of robotaxis globally by 2030.

Other Autonomous Applications

•	Our L2+ advanced driver assistance system (ADAS), WePilot 3.0, has been adopted by OEMs and Tier-1 suppliers, including Chery, GAC, and Bosch, across multiple vehicle models. The system features a single-stage end-to-end architecture and vision-based perception, enabling scalable deployment and strong performance across diverse driving conditions. In the Second China Urban Intelligent Driving Competition hosted by D1EV.COM, Chery Exeed, a mass market passenger car model powered by WePilot 3.0, made history by winning first place in three competition stops.

•	Our diversified mobility applications generate additional revenue streams and support our presence in 12 countries globally. WeRide's global AV fleet, spanning robotaxis, robobuses, robovans, and robosweepers, grew rapidly from 1,089 vehicles at the end of 2024 to 2,113 as of the date of this announcement.

•	Our robobus business recorded approximately 190% year-over-year revenue growth in 2025. We expanded into European markets, including Switzerland, France, Belgium, Spain, and Slovakia, where labor shortages in public transportation systems are increasing demand for autonomous shuttles.

Technology Development

•	WeRide GENESIS accelerates AI-driven development. We launched WeRide GENESIS, a general-purpose simulation platform that combines physical AI and generative AI to generate photorealistic virtual driving environments, including rare edge cases, in minutes rather than days. WeRide GENESIS enables unsupervised, closed-loop training at scale, accelerating model iteration and safety validation while significantly reducing on-road testing costs, and reinforcing the technological moat underpinning our L2-to-L4 product portfolio.

•	Next-generation GXR delivers safer, lower-cost robotaxis at scale. We deepened our collaboration with Geely Farizon to deliver the next-generation robotaxi GXR as a purpose-built, factory pre-installed autonomous vehicle — eliminating post-production retrofitting and delivering higher safety consistency, lower unit costs, and faster assembly. The upgraded GXR will enter serial production equipped with HPC 3.0, our proprietary high-performance computing platform with a more compute-efficient architecture, reducing per-vehicle production time to under 10 minutes and further strengthening the scalability of our asset-light deployment model with fleet partners.

Share Repurchase Program

On March 23, 2026, our board of directors authorized a share repurchase program, effective as of March 23, 2026, under which we may repurchase up to US$100 million of our Class A ordinary shares (including in the form of American depositary shares) over the next 12 months, subject to the scope and limit of the repurchase mandate granted by shareholders of the Company on March 13, 2026 and the approval of a similar repurchase mandate to be put forward to shareholders at the upcoming 2026 annual general meeting of the Company.

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Our proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the implementation of the share repurchase program periodically and may modify, suspend or terminate the share repurchase program as it shall deem necessary or desirable. We expect to fund the repurchases out of our existing cash balance. As of the date of this press release, no share repurchase plan has been entered into and shareholders and prospective investors of the Company should note that there is no assurance of the timing, quantity or price of any share repurchase or whether the Company will make any repurchase at all. Shareholders and prospective investors of the Company should exercise caution when dealing in the securities of the Company.

Management Commentary

Tony Han, WeRide's Founder, Chairman, and Chief Executive Officer, stated, “Our robotaxi business achieved significant milestones during the reporting period, reflecting the growing adoption of autonomous mobility. In China, our registered users have grown quarter over quarter significantly throughout 2025, demonstrating increasing public acceptance of our services. Internationally, we are rolling out a citywide fully driverless robotaxi service in Abu Dhabi, marking a major step toward integrating autonomous transportation into everyday urban mobility. With a pipeline of AV deployments across 12 countries, we are building a leading global platform for autonomous mobility.”

Jennifer Li, WeRide’s Chief Financial Officer and Head of International, added, “In 2025, we delivered record revenue of US$97.9 million, up 90% year over year, reflecting strong commercial momentum as AV fleets expanded in both domestic and international markets. Gross margin remained healthy at 30.2%, benefiting from our focus on higher-value mobility markets and a disciplined deployment strategy that improves operational efficiency. Operating loss narrowed by 15.5% year over year, reflecting continued efficiency gains from our shared autonomous driving platform.”

Fourth Quarter 2025 Financial Results

Revenue

Total revenue grew 123.0% year over year to RMB314.0 million (US$44.9 million) in the fourth quarter of 2025, compared with RMB140.8 million in the same period of 2024.

•	Product revenue increased 308.9% year over year to RMB211.4 million (US$30.2 million) in the fourth quarter of 2025 from RMB51.7 million in the same period of 2024. The increase was primarily attributable to increased revenue from robotaxi and robobus sales.

•	Service revenue increased 15.2% year over year to RMB102.6 million (US$14.7 million) in the fourth quarter of 2025 from RMB89.1 million in the same period of 2024. The increase was primarily due to a RMB12.6 million increase in revenue from intelligent data services and a RMB4.9 million increase in autonomous driving-related operational and technical support services, partially offset by a RMB4.0 million decrease in ADAS research and development (R&D) services.

•	Robotaxi revenue, including product revenue and service revenue, increased 66.4% year over year to RMB50.6 million (US$7.2 million) in the fourth quarter of 2025 from RMB30.4 million in the same period of 2024.

Cost of Revenue

Cost of revenue was RMB224.5 million (US$32.1 million) in the fourth quarter of 2025, compared with RMB89.5 million in the same period of 2024. The increase in cost of revenue was mainly due to (i) an increase in cost of goods sold, aligned with the increase in product sales; and (ii) an increase in costs of services, affected by an increase in costs of intelligent data services.

Gross Profit and Gross Margin

Gross profit was RMB89.5 million (US$12.8 million) in the fourth quarter of 2025, compared with RMB51.4 million in the same period of 2024. Gross margin was 28.5% in the fourth quarter of 2025, compared with 36.5% in the same period of 2024. The decline in overall gross margin in the fourth quarter of 2025 was primarily due to a lower contribution from higher-margin ADAS R&D services compared with the same period of 2024.

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Operating Expenses

Operating expenses were RMB654.8 million (US$93.6 million) in the fourth quarter of 2025, compared with RMB639.8 million in the same period of 2024.

•	R&D expenses were RMB411.2 million (US$58.8 million), compared with RMB320.0 million in the same period of 2024. Excluding share-based compensation, R&D expenses were RMB365.9 million, compared to RMB283.8 million in the same period of 2024, representing an increase of 28.9% as we further strengthened our global data compliance and advanced R&D efforts for our pre-installed robotaxis. The increase in R&D expenses was primarily due to (i) an increase of RMB23.0 million in personnel-related expenses from headcount increase; (ii) an increase of RMB33.0 million in service fees for R&D projects; and (iii) an increase of RMB18.5 million in material consumption and depreciation and amortization expenses.

•	Administrative expenses were RMB216.8 million (US$31.0 million) in the fourth quarter of 2025, compared with RMB304.5 million in the same period of 2024. Excluding share-based compensation, administrative expenses were RMB88.2 million, compared with RMB66.1 million in the same period of 2024, representing an increase of 33.4%. The increase was primarily due to (i) an increase of RMB15.4 million in professional services fees mainly related to legal compliance services; (ii) an increase of RMB4.6 million in depreciation and amortization expenses; and (iii) an increase of RMB3.9 million in personnel costs to build necessary support functions for a growing business.

•	Selling expenses were RMB26.8 million (US$3.8 million) in the fourth quarter of 2025, compared with RMB15.2 million in the same period of 2024. Excluding share-based compensation, selling expenses were RMB25.6 million, compared with RMB13.5 million in the same period of 2024, representing an increase of 89.6%, well below the pace of sales growth.

Net Loss

•	Net loss was RMB556.1 million (US$79.5 million) in the fourth quarter of 2025, compared with RMB592.4 million in the same period of 2024.

•	Non-IFRS adjusted net loss[1] was RMB376.0 million (US$53.8 million) in the fourth quarter of 2025, compared with RMB245.5 million in the same period of 2024.

Basic and Diluted Net Loss Per ADS2

•	Basic and diluted net loss per ordinary share was RMB0.57 (US$0.08) in the fourth quarter of 2025, compared with RMB0.81 in the same period of 2024.

•	Basic and diluted net loss per ADS were RMB1.71 (US$0.24) in the fourth quarter of 2025, compared with RMB2.43 in the same period of 2024.

Full Year 2025 Financial Results

Revenue

Total revenue grew 89.6% year over year to RMB684.6 million (US$97.9 million) in 2025, compared with RMB361.1 million in 2024.

•	Product revenue increased 310.3% year over year to RMB359.8 million (US$51.5 million) in 2025 from RMB87.7 million in 2024. The increase was primarily attributable to increased revenue from robotaxi, robobus, and robosweeper sales.

•	Service revenue increased 18.8% year over year to RMB324.7 million (US$46.4 million) in 2025 from RMB273.4 million in 2024. The increase was primarily due to a RMB103.8 million increase in revenue from intelligent data services and a RMB17.7 million increase in autonomous driving-related operational and technical support services, partially offset by a RMB70.1 million decrease in ADAS R&D services, as certain customized R&D services for specific clients were completed in the third quarter of 2024.

[1]	Adjusted net loss is defined as net loss for the period excluding share-based compensation expenses, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.

[2]	ADS-to-Class A ordinary share ratio is 1:3.

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Cost of Revenue

Cost of revenue was RMB477.8 million (US$68.3 million) in 2025, compared with RMB250.4 million in 2024. The increase in cost of revenue was mainly due to (i) an increase in cost of goods sold, aligned with the increase in product sales; and (ii) an increase in costs of services, affected by an increase in costs of intelligent data services, partially offset by a decrease in costs of ADAS R&D services.

Gross Profit and Gross Margin

Gross profit was RMB206.8 million (US$29.6 million) in 2025, compared with RMB110.7 million in 2024. Gross margin was 30.2% in 2025, compared with 30.7% in 2024, remaining relatively stable.

Operating Expenses

Operating expenses were RMB2,041.9 million (US$292.0 million) in 2025, compared with RMB2,283.7 million in 2024.

•	R&D expenses were RMB1,372.2 million (US$196.2 million) in 2025, compared with RMB1,091.4 million in 2024. Excluding share-based compensation, R&D expenses were RMB1,211.7 million, compared to RMB857.0 million in 2024, representing an increase of 41.4% as we further strengthened our global data compliance and advanced R&D efforts for our pre-installed robotaxis. The increase in R&D expenses was primarily due to (i) a RMB150.3 million increase in personnel-related expenses due to headcount growth; (ii) a RMB115.3 million increase in service fees for R&D projects, and (iii) a RMB67.7 million increase in material consumption and depreciation and amortization expenses.

•	Administrative expenses were RMB596.1 million (US$85.2 million) in 2025, compared with RMB1,138.8 million in 2024. Excluding share-based compensation, administrative expenses were RMB311.7 million, compared with RMB201.1 million in 2024, representing an increase of 55.0%. The increase was primarily due to (i) a RMB76.6 million increase in professional services fees mainly related to legal compliance services; (ii) a RMB20.4 million increase in personnel costs to build necessary support functions for a growing business; and (iii) a RMB7.0 million increase in depreciation and amortization expenses.

•	Selling expenses were RMB73.6 million (US$10.5 million) in 2025, compared with RMB53.6 million in 2024. Excluding share-based compensation, selling expenses were RMB68.5 million, compared with RMB44.9 million in 2024, representing an increase of 52.6%, well below the pace of sales growth.

Net Loss

•	Net loss was RMB1,654.9 million (US$236.6 million) in 2025, compared with RMB2,516.8 million in 2024.

•	Non-IFRS adjusted net loss[3] was RMB1,246.7 million (US$178.3 million) in 2025, compared with RMB801.9 million in 2024.

Basic and Diluted Net Loss per ADS

•	Basic and diluted net loss per ordinary share was RMB1.79 (US$0.26) in 2025, compared with RMB8.54 in 2024.

•	Basic and diluted net loss per ADS were RMB5.37 (US$0.78) in 2025, compared with RMB25.62 in 2024.

[3]	Adjusted net loss is defined as net loss for the period excluding share-based compensation expenses, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.

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Balance Sheet

•	As of December 31, 2025, WeRide held RMB6,967.7 million (US$996.4 million) in cash and cash equivalents and time deposits, RMB144.3 million (US$20.6 million) in investments in wealth management products, which were included in financial assets at FVTPL, and RMB19.4 million (US$2.8 million) in restricted cash.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Use of Non-IFRS Financial Measures

In evaluating its business, the Company considers and uses the non-IFRS financial measure of adjusted net loss as a supplemental measure to review and assess operating performance. The Company believes that adjusted net loss provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management. The Company defines adjusted net loss as net loss for the period excluding share-based compensation expenses, fair value changes of financial assets at FVTPL and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights.

The Company presents the non-IFRS financial measure because it is used by its management to evaluate its operating performance and formulate business plans. Adjusted net loss enables the Company’s management to assess the Company’s operating results without considering the impact of the aforementioned non-cash adjustment items that it does not consider to be indicative of its core operations. Accordingly, the Company believes that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

This non-IFRS financial measure is not defined under IFRS Accounting Standard and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using the adjusted net loss is that it does not reflect all items of expenses that affect the Company’s operations. Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to loss for the period or any other measure of performance information prepared and presented in accordance with IFRS Accounting Standard or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing the Company’s data comparatively. It is encouraged that you review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Monday, March 23, 2026 or 8:00 P.M. Hong Kong Time to discuss its financial results and operating performance for the fourth quarter and full year 2025.

Event Title: WeRide Inc. Fourth Quarter and Full Year 2025 Earnings Call

English Registration Link: https://register-conf.media-server.com/register/BI98ad9a5da2d8418781930021448b277b

Chinese Simultaneous Interpretation Registration Link (listen-only mode):
https://register-conf.media-server.com/register/BI5cdaf73794244bef8f4e6c8a09f2a403

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All participants are required to complete the online registration in advance using the links provided above. During the registration, participants may select either the English or Chinese simultaneous interpretation options. Please note that the Chinese simultaneous interpretation line will be available in listen-only mode. Upon successful registration, each participant will receive a confirmation email containing the relevant dial-in details and a unique access PIN, which can be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available at the Company's investor relations website at ir.weride.ai.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded robotaxi company. Our autonomous vehicles have been tested or operated in over 40 cities across 12 countries. We are also the first and only technology company whose products have received autonomous driving permits in eight markets: China, Switzerland, the UAE, Singapore, France, Saudi Arabia, Belgium, and the U.S. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune's 2025 Change the World and 2025 Future 50 lists.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor inquiries: ir@weride.ai

Press inquiries: pr@weride.ai

Piacente Financial Communications

E-mail: weride@thepiacentegroup.com

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WeRide Inc.

Unaudited Condensed Consolidated Statements of Financial Position

	As of
	December 31,	December 31,	December 31,
	2025	2025	2024
	RMB’000	US$’000	RMB’000
ASSETS
Non-current assets
Property and equipment	378,769	54,163	178,179
Right-of-use assets	65,870	9,419	73,564
Intangible assets	17,966	2,569	21,664
Goodwill	44,758	6,400	44,758
Restricted cash – non-current	6,487	928	9,669
Deferred tax assets	-	-	997
Financial assets at FVTPL – non-current	188,083	26,896	56,919
Other non-current assets	23,668	3,384	20,025
Total non-current assets	725,601	103,759	405,775

Current assets
Inventories	321,021	45,905	204,705
Contract assets	23,305	3,333	28,005
Trade receivables	462,135	66,084	252,607
Prepayments and other receivables	269,986	38,608	197,652
Prepayments to and amounts due from related parties	9,010	1,288	26,618
Financial assets at FVTPL – current	144,252	20,628	1,685,146
Time deposits	301,401	43,100	620,148
Cash and cash equivalents	6,666,304	953,269	4,268,300
Restricted cash – current	12,910	1,846	4,814
Total current assets	8,210,324	1,174,061	7,287,995

Total assets	8,935,925	1,277,820	7,693,770

EQUITY
Total equity	7,900,174	1,129,710	7,066,019

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WeRide Inc.

Unaudited Condensed Consolidated Statements of Financial Position (Continued)

	As of
	December 31,	December 31,	December 31,
	2025	2025	2024
	RMB’000	US$’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities – non-current	23,241	3,323	26,059
Long-term bank loan	-	-	50,040
Deferred tax liabilities	3,489	499	4,486
Other non-current liabilities	7,720	1,104	4,677
Total non-current liabilities	34,450	4,926	85,262

Current liabilities
Short-term bank loans	324,263	46,369	30,019
Trade payables	163,000	23,309	20,713
Other payables, deposits received and accrued expenses	408,357	58,394	397,755
Contract liabilities	28,512	4,077	4,476
Lease liabilities – current	31,920	4,564	36,900
Amounts due to related parties	1,949	279	9,450
Put option liabilities	43,300	6,192	41,099
Income taxes payable	-	-	2,077
Total current liabilities	1,001,301	143,184	542,489
Total liabilities	1,035,751	148,110	627,751

Total equity and liabilities	8,935,925	1,277,820	7,693,770

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WeRide Inc.

Unaudited Condensed Consolidated Statements of Profit or Loss

	Year Ended December 31,			Three Months Ended December 31,
	2025		2024	2025		2024
	RMB’000	US$’000	RMB’000	RMB’000	US$’000	RMB’000
Revenue
Product revenue	359,843	51,457	87,710	211,377	30,227	51,698
Service revenue	324,744	46,438	273,424	102,613	14,673	89,124
	684,587	97,895	361,134	313,990	44,900	140,822
Cost of revenue(a)
Cost of goods sold	(253,530)	(36,254)	(71,716)	(163,815)	(23,425)	(42,755)
Cost of services	(224,235)	(32,065)	(178,703)	(60,711)	(8,682)	(46,705)
	(477,765)	(68,319)	(250,419)	(224,526)	(32,107)	(89,460)
Gross profit	206,822	29,576	110,715	89,464	12,793	51,362

Research and development expenses(a)	(1,372,191)	(196,221)	(1,091,357)	(411,188)	(58,799)	(319,987)
Administrative expenses(a)	(596,060)	(85,235)	(1,138,802)	(216,751)	(30,995)	(304,524)
Selling expenses(a)	(73,628)	(10,529)	(53,566)	(26,824)	(3,836)	(15,249)
Other net income	4,912	702	16,491	(798)	(114)	7,776
Impairment loss on receivables and contract assets	(16,625)	(2,377)	(28,664)	(11,083)	(1,585)	(6,628)

Operating loss	(1,846,770)	(264,084)	(2,185,183)	(577,180)	(82,536)	(587,250)

Net foreign exchange gain/(loss)	(9,031)	(1,291)	27,880	(17,182)	(2,457)	22,210
Interest income	172,307	24,640	176,902	45,879	6,561	44,936
Fair value changes of financial assets at FVTPL	41,822	5,980	(61,834)	(5,092)	(728)	(27,270)
Other finance costs	(9,128)	(1,305)	(3,451)	(1,856)	(265)	(1,311)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	-	-	(465,254)	-	-	(41,079)

Loss before taxation	(1,650,800)	(236,060)	(2,510,940)	(555,431)	(79,425)	(589,764)

Income tax	(4,100)	(586)	(5,868)	(695)	(99)	(2,677)
Loss for the period	(1,654,900)	(236,646)	(2,516,808)	(556,126)	(79,524)	(592,441)
Loss attributable to ordinary shareholders of the Company	(1,654,900)	(236,646)	(2,516,808)	(556,126)	(79,524)	(592,441)
Loss per ordinary share
Basic and diluted loss per Class A and Class B ordinary share	(1.79)	(0.26)	(8.54)	(0.57)	(0.08)	(0.81)
Loss per ADS
Basic and diluted loss per ADS	(5.37)	(0.78)	(25.62)	(1.71)	(0.24)	(2.43)

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Note:

(a) Includes share-based compensation expenses as follows:

	Year Ended December 31,			Three Months Ended December 31,
	2025		2024	2025		2024
	RMB’000	US$’000	RMB’000	RMB’000	US$’000	RMB’000
Cost of revenue	-	-	(7,161)	-	-	(2,335)
Research and development expenses	(160,534)	(22,956)	(234,350)	(45,291)	(6,477)	(36,151)
Administrative expenses	(284,312)	(40,656)	(937,660)	(128,558)	(18,384)	(238,386)
Selling expenses	(5,137)	(735)	(8,696)	(1,186)	(170)	(1,766)
Total share-based compensation expenses	(449,983)	(64,347)	(1,187,867)	(175,035)	(25,031)	(278,638)

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WeRide Inc.

Reconciliation of IFRS Measure to Non-IFRS Measure

The table below sets forth a reconciliation of net loss to non-IFRS net loss for the periods indicated:

	Year Ended December 31,			Three Months Ended December 31,
	2025		2024	2025		2024
	RMB’000	US$’000	RMB’000	RMB’000	US$’000	RMB’000
Loss for the period	(1,654,900)	(236,646)	(2,516,808)	(556,126)	(79,524)	(592,441)
Add:
Share-based compensation expenses	449,983	64,347	1,187,867	175,035	25,031	278,638
Fair value changes of financial assets at FVTPL	(41,822)	(5,980)	61,834	5,092	728	27,270
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	-	-	465,254	-	-	41,079
Adjusted net loss	(1,246,739)	(178,279)	(801,853)	(375,999)	(53,765)	(245,454)

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